SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

USG CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.10 PER SHARE

(Title of Class of Securities)

903293 40 5

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2006

(Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 2 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Warren E. Buffett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (see Item 5) 8 SHARED VOTING POWER 14,859,874 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 (see Item 5) 10 SHARED DISPOSITIVE POWER 14,859,874 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,859,874 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IN, HC

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 3 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Berkshire Hathaway Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,859,874 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,859,874 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,859,874 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 4 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) OBH, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,859,874 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,859,874 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,859,874 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (see Item 5)
14	TYPE OF REPORTING PERSON* HC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 5 OF 7 PAGES

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) National Indemnity Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 14,859,874 (see Item 5) 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 14,859,874 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,859,874 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5% (see Item 5)
14	TYPE OF REPORTING PERSON* IC, CO

*	See instructions before filling out!

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 6 OF 7 PAGES

This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2006 by National Indemnity Company (“NICO”), a wholly owned subsidiary of OBH Inc. (“OBH”), which is a wholly owned subsidiary of Berkshire Hathaway Inc. (“Berkshire” and, together with OBH and NICO, the “Berkshire Entities”) and also filed by Warren E. Buffett (Mr. Buffett, together with the Berkshire Entities, the “Reporting Persons”), as subsequently amended thereafter by Amendment No. 1 filed with the Commission on August 2, 2006, by the Reporting Persons, with respect to the shares of Common Stock, par value $0.10 per share (“Common Stock”) of USG Corporation (“USG”). From August 2, 2006 through August 9, 2006, NICO acquired an additional 1,390,600 shares of Common Stock of USG (the “Acquired Shares” and, together with the other shares of Common Stock of USG held by the Reporting Persons, the “Shares”) through open market purchases.

Item 3 of this 13D is hereby amended to add the following:

The Acquired Shares were acquired in open market purchases using internally generated funds of NICO for a total cost of $63,560,234.38. No funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

The first sentence of Item 5(a) of this 13D is amended to read as follows:

NICO is the holder of the Shares, which, to the knowledge of the Reporting Persons, constitute approximately 16.5% of USG’s outstanding Common Stock.

Item 5(c) of this 13D is amended to read as follows:

From August 2, 2006 through August 9, 2006, NICO acquired 1,390,600 shares of USG Common Stock through open market purchases. The dates and prices at which those shares were purchased are as follows:

Date Purchased	Shares Acquired	Price Per Share
8/02/2006	692,500	$45.46
8/03/2006	26,900	$45.71
8/07/2006	82,900	$45.80
8/08/2006	1,200	$45.81
8/09/2006	587,100	$45.98

No other Reporting Person acquired any shares of USG Common Stock during the past 60 days.

CUSIP NO. 903293 40 5	SCHEDULE 13D/A	PAGE 7 OF 7 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: August 11, 2006

WARREN E. BUFFETT

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-in-Fact

BERKSHIRE HATHAWAY INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

OBH, INC.

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/s/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Attorney-in-Fact